                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.__)*

                             World Heart Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                     980905
                                 (CUSIP Number)

                                September 23, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule l3d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 980905


1.            NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bernard C. Sherman


2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)

              (a) [ ]
              (b) [x]


3.            SEC USE ONLY


4.            CITIZENSHIP OR PLACE OF ORGANIZATION

                      Canadian


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

                          0


6.           SHARED VOTING POWER

                          1,274,570


7.           SOLE DISPOSITIVE POWER

                          0


8.           SHARED DISPOSITIVE POWER

                          1,274,570


9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,274,570


10.          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             (SEE INSTRUCTIONS) [   ]


11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      7.9%


12.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

CUSIP No. 980905


1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         The Bernard Sherman 2000 Trust

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

           (a)    [ ]
           (b)    [x]


3.         SEC USE ONLY


4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ontario, Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.         SOLE VOTING POWER

                          0


6.         SHARED VOTING POWER

                          1,274,570


7.         SOLE DISPOSITIVE POWER

                          0


8.         SHARED DISPOSITIVE POWER

                          1,274,570


9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,274,570


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      7.9%


12.        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CUSIP No. 980905


1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Sherman Holdings Inc.


2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

              (a)          [ ]
              (b)          [x]


3.           SEC USE ONLY


4.           CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ontario, Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

                          0


6.           SHARED VOTING POWER

                          1,274,570


7.           SOLE DISPOSITIVE POWER

                          0


8.           SHARED DISPOSITIVE POWER

                          1,274,570


9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,274,570


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      7.9%


12.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      HC, CO

CUSIP No. 980905


1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Shermco Inc.


2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

              (a)          [ ]
              (b)          [x]


3.           SEC USE ONLY


4.           CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ontario, Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

                          0


6.           SHARED VOTING POWER

                          1,274,570


7.           SOLE DISPOSITIVE POWER

                          0


8.           SHARED DISPOSITIVE POWER

                          1,274,570


9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,274,570


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      7.9%


12.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      HC, CO

CUSIP No. 980905


1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Sherfam Inc.


2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

              (a)          [ ]
              (b)          [x]


3.           SEC USE ONLY


4.           CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ontario, Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

                          0


6.           SHARED VOTING POWER

                          1,274,570


7.           SOLE DISPOSITIVE POWER

                          0


8.           SHARED DISPOSITIVE POWER

                          1,274,570


9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,274,570


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      7.9%


12.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      HC, CO

Item 1(a)     Name of Issuer:

              World Heart Corporation (the "Issuer").

Item 1(b)     Address of Issuer's Principal Executive Offices:

              1 Laser Street
              Ottawa, Ontario, Canada K2E 7V1

Item 2(a)     Name of Person Filing:

        This statement is being filed jointly by the following parties: (i) Bernard C. Sherman ("Dr. Sherman"), who has sole voting and dispositive control, as the sole trustee, of The Bernard Sherman 2000 Trust ("Sherman Trust"), and who owns 99% of the outstanding capital stock of Sherman Holdings Inc. ("Sherman Holdings"); (ii) Sherman Trust which owns 99% of the common stock of Shermco Inc. ("Shermco"); (iii) Sherman Holdings which owns 99% of the preferred stock of Shermco; (iv) Shermco which owns all of the outstanding capital stock of Sherfam Inc. ("Sherfam"); and (v) Sherfam which directly owns Common Shares (as defined in Item 2(d)) and Warrants (as defined in Item 4) of the Issuer (individually, a "Reporting Person" and, collectively, the "Reporting Persons").*

Item 2(b)     Address of Principal Business Office or, if none, Residence:

        The principal business address for Dr. Sherman, Sherman Trust, Sherman Holdings, Shermco and Sherfam is 150 Signet Drive, Weston, Ontario, Canada
M9L 1T9.

Item 2(c)     Citizenship:

        Dr. Sherman is a Canadian citizen, Sherman Trust is a Canadian Trust formed under the laws of the Province of Ontario, Sherman Holdings is a Canadian corporation organized under the laws of the Province of Ontario, Shermco is a Canadian corporation organized under the laws of the Province of Ontario and Sherfam is a Canadian corporation organized under the laws of the Province of Ontario.

Item 2(d)     Title of Class of Securities

        Common Shares (the "Common Shares").

Item 2(e)     CUSIP Number: 980905.

Item 3. If this statement is filed pursuant to Rule 13d-l(b) or 13d-2(b) or
(c), check whether the person filing is a:


-------------------------
* Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than Section 13(d) or Section 13(g) of the Act.

        (a)  [ ] Broker or dealer registered under section 15 of the Act.

        (b)  [ ] Bank as defined in section 3(a)(6) of the Act.

        (c)  [ ] Insurance company as defined in section 3(a)(19) of the Act.

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

        (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
(E).

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

        (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

             (a), (b) and (c)

Reporting Person              Amount           Percent     Sole Power    Shared Power to    Sole Power to     Shared Power to
----------------           Beneficially           of       to Vote or    Vote or Direct       Dispose or        Dispose or
                              Owned             Class      Direct the          the            Direct the        Direct the
                           -----------        ---------       Vote            Vote          Disposition of    Disposition of
                                                           ----------     ---------------   --------------    --------------

1. Dr. Sherman          1,274,570(1)(2)          7.9           0           1,274,570(1)(2)         0          1,274,570(1)(2)
2. Sherman Trust        1,274,570(1)(2)          7.9           0           1,274,570(1)(2)         0          1,274,570(1)(2)
3. Sherman Holdings     1,274,570(1)(2)          7.9           0           1,274,570(1)(2)         0          1,274,570(1)(2)
4. Shermco              1,274,570(1)(2)          7.9           0           1,274,570(1)(2)         0          1,274,570(1)(2)
5. Sherfam              1,274,570(1)(2)          7.9           0           1,274,570(1)(2)         0          1,274,570(1)(2)

(1) By virtue of the relationships described in Item 2(a) above, Dr. Sherman, Sherman Trust, Sherman Holdings and Shermco may be deemed to possess indirect beneficial ownership of the Common Shares beneficially owned by Sherfam.

(2) 803,713 of such Common Shares are issuable upon exercise of 803,713 warrants to purchase Common Shares (the "Warrants"), which Warrants are currently exercisable.

        The filing of this statement by Dr. Sherman, Sherman Trust, Sherman Holdings, Shermco and Sherfam shall not be construed as an admission that any of Dr. Sherman, Sherman Trust, Sherman Holdings, Shermco or Sherfam is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

        Because of the relationships described in Item 2(a) above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the Common Shares held by members of the group. The Reporting Persons disclaim membership in a group.

Item 5.       Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.       Identification and Classification of Members of the Group.

                  See Exhibit B attached hereto.

Item 9.       Notice of Dissolution of Group.

                  Not applicable.

Item 10.      Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:   March 15, 2004

                                    /s/ Bernard C. Sherman
                                    ----------------------
                                    Bernard C. Sherman

                                    THE BERNARD SHERMAN 2000 TRUST
                                    /s/ Bernard C. Sherman
                                    ----------------------
                                    Bernard C. Sherman, Sole Trustee

                                    SHERMAN HOLDINGS INC.

                                    By: /s/ Bernard C. Sherman
                                        ----------------------
                                    Bernard C. Sherman, President

                                    SHERMCO INC.

                                    By: /s/ Bernard C. Sherman
                                        ----------------------
                                    Bernard C. Sherman, Chairman

                                    SHERFAM INC.

                                    By: /s/ Bernard C. Sherman
                                    --------------------------
                                    Bernard C. Sherman, Chairman

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

           The undersigned hereby agree that the statement on Schedule l3G with respect to the Common Shares of World Heart Corporation dated March 15, 2004 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:   March 15, 2004       /s/ Bernard C. Sherman
                              ----------------------
                              Bernard C. Sherman

                              THE BERNARD SHERMAN 2000 TRUST
                              /s/ Bernard C. Sherman
                              ----------------------
                              Bernard C. Sherman, Sole Trustee

                              SHERMAN HOLDINGS INC.

                              By: /s/ Bernard C. Sherman
                                  ----------------------
                              Bernard C. Sherman, President

                              SHERMCO INC.

                              By: /s/ Bernard C. Sherman
                                  ----------------------
                              Bernard C. Sherman, Chairman

                              SHERFAM INC.

                              By: /s/ Bernard C. Sherman
                              --------------------------
                              Bernard C. Sherman, Chairman

                                    EXHIBIT B
                     IDENTIFICATION OF MEMBERS OF THE GROUP


Bernard C. Sherman
The Bernard Sherman 2000 Trust
Sherman Holdings Inc.
Shermco Inc.
Sherfam Inc.